EXHIBIT 99.1

1 March 2026 Investor Presentation

2 Vinci Compass is a leading full - service alternative asset manager in Latin America Credit Private Equity Equities Global Investment Products & Solutions Real Assets Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Credit solutions developed to meet needs of both mature and growing businesses, through Private and Public Credit, opportunistic credit and agribusiness Long - term positions based on fundamental analysis of LatAm publicly - traded companies Investments focused on tangible, income - generating assets through real estate, infrastructure and forestry strategies High value - added financial and strategic advisory services, focusing primarily on middle market, M&A and debt capital markets (DCM) transactions Providing access to proprietary investment solutions and world - class managers RESEARCH RISK LEGAL & COMPLIANCE INVESTOR RELATIONS OPERATIONS SUSTAINABILITY CLIENT RELATIONS Notes: ¹AuM considers assets under management and advisory as of December 2025. AuM is calculated as consolidated with double co unting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments. Corporate Advisory R$ 354 bn AuM¹

The premier partner for alternative investments and global solutions in Latin America

Our footprint in Latin America, with **significant opportunities for alternative investments** across the region

R$354bn
AuM[1]

12
Offices

+630
Employees

8
Countries

60
Partners



Vinci Compass' offices

+50 Active Strategies

Across alternatives, liquids and global solutions, diversified by asset class, geography, and investor profile

30 years

Providing investment solutions across Latin America, serving institutions, pensions, and family offices

US$7 tn

Total Addressable Market



Client Profile Addressable Market Breakdown
33%
67%
Institutional Investors
Family Offices & HNW

US$87 bn

Alternatives AuM
4x Growth since 2010

Notes: [1]Considers assets under management and advisory as of December 2025 for Vinci Compass; Sources: Argentina (ANSES, SSN), Brasil (ANBIMA), Chile (SP, CMF, "Radiografía y perspectivas de los family offices para 2024, Ameris · El Mercurio Chile"), Colombia (SFC), Costa Rica (SUPEN), Mexico (CNBV, Consar, Indeval), Peru (SBS) Uruguay (BPS), Uruguay (BCU), UBS Global Family Office Report, Vinci Compass estimates based on best understanding from insights gathered when discussing with clients and public information available; Preqin.

3

VINCI COMPASS

4 Pan - Regional presence with a diversified exposure to product offering, funding and currency Segments Breakdown Country Breakdown (Funding) Client Profile Breakdown Country Breakdown (Asset Allocation) Notes: ¹ Considers assets under management and advisory as of December 2025. ²Fee Related Revenues as of FY’25 excluding net advisory rev enues from Corporate Advisory, except for Segments Breakdown, which includes all net advisory revenues. Full - year values are calculated as the sum of the last four quarters. 62% 19% 17% 2% Institutional HNWI Intermediaries Public Market Vehicles 77% 10% 5% 4% 4% 38% 23% 12% 12% 8% 4% 3% 1% Chile Brazil Global Mexico Colombia Peru Uruguay Argentina 66% 25% 3% 3% 2% 1% 1% Global Brazil LatAm Mexico Chile Argentina Peru Uruguay 40% 24% 13% 13% 8% 2% Global IP&S Credit Private Equity Real Assets Equities Corporate Advisory 49% 23% 22% 6% 47% 28% 6% 6% 5% 5% 2% 1% 40% 29% 10% 8% 6% 3% 3% 2% AuM¹ (%) Fee Related Revenues² (%)

Deep Access to Latin American & Global LPs



Country Breakdown AuM by funding
38%
23%
12%
12%
8%
4%
3%
1%
Chile
Brazil
Global
Mexico
Colombia
Peru
Uruguay
Argentina

Scaled distribution capabilities

Local, on-the-ground coverage across 8 markets + Global

Direct access to pensions, insurers and platforms

+**2,800**
LPs

80%+
Proprietary Relationships

HNWI & Intermediaries

300+ relationships with family offices and UHNWI

Over **520** intermediaries distributing Vinci Compass strategies

Institutional Investors

- Deep access to Latin American pension funds, including **100%** penetration in Chile, Peru, Colombia, Argentina and Uruguay
- Established distribution through global platforms and direct mandates
- Strong position with insurance companies
- Robust relationships with sovereign wealth funds, endowments and financial institutions

5

Notes: As of December 2025

VINCI COMPASS

6 Notes: As of December 2025. Local teams providing local, regional and global solutions to our clients Operational & Client Service Backbone High involvement from our partners Client Relations Group 83 relationship managers across 9 countries 5 Argentina 25 Brazil 20 Chile 4 Colombia 11 Mexico 3 Peru 10 United states 1 United kingdom 4 Uruguay Number of professionals Average of 17 years of industry experience Seasoned and tenured team 21 partners with an average of 15 years at Vinci Compass are part of this team, and remain actively engaged with our local and global clients Supported by 35+ professionals involved in Marketing, Client Services/Support and Product Specialists

7 Business model built for resilience and long - term shareholder value creation Stable cash flow profile with substantial upside from performance and balance sheet investments FRE + PRE + IRE : recurring cash flow today, with significant gains coming from performance and GP commitments, driving shareholder value creation through cycles Fee Related Earnings Earnings coming from recurring management and advisory fees Durable fee base; diversified and scaling FRE Performance Related Earnings Earnings coming from performance fees realized from our managed funds Since IPO, PRE from Liquid funds has been predominant. PRE from Private funds set to kick in in the next cycle PRE Investment Related Earnings Earnings coming from GP capital gains Embedded engine not fully priced into our current valuation IRE 7

FRE: High-Quality Earnings Stream

Diversified, recurring, and resilient through cycles

FRE More balanced than AuM
➡ lower concentration risk

Resilient through cycles: different drivers protect against earnings volatility as we navigate through different cycles

Predictable cash flow
to fund dividends and reinvestment

FRE by segment FY'25



R$288
million
25%
24%
22%
19%
6%
3%
Private Equity
Global IP&S
Credit
Real Assets
Equities
Corporate Advisory

Key Takeaways:

Balanced across strategies and clients

Contracted & recurring fees drive visibility

Low concentration risk; no single vertical dominates

Private Equity: long term AuM and fresh flagship vintage extends fee duration

8

9 PRE: Two Value Drivers Liquids delivered in a tough cycle, privates next Resilient through the cycle: liquid strategies sustained PRE in a high - rate backdrop Private vehicles early in harvest, building a second driver of PRE Performance - eligible AuM and gross accrued performance fees underpin visibility PRE since IPO distribution as of 4Q’25 83% 17% PRE Liquid PRE Private Private vs. Liquid PEAUM as of 4Q’25 50% 50% Private Liquid

10 PRE: What’s in the Pipeline Performance - eligible base and accrued carry today Portfolio seasoning: core assets maturing to realization phase Embedded carry increasing across flagship vintages Diversified PEAUM across strategies Performance Eligible AuM as of 4Q’25 R$ 46 billion Larger eligible base + accrued carry today ⇒ higher probability of PRE realization over the next cycle Gross Accrued Performance Fees as of 4Q’25 R$ 255 million 26% 22% 19% 18% 15% Private Equity Credit Equities Global IP&S Real Assets 79% 17% 4% 1% Private Equity Credit Real Assets Global IP&S

11 IRE: A Perpetual Compounding Engine IRE is a compounding engine, as each realization creates the capital for the next vintage, perpetuating growth IRE Anchor fundraising LP Commitments Harvest returns Capital calls/ Deployment GP (Re)Commitments Each realization funds the next commitment, leveraging fundraising and FRE , and creating powerful compounding and GP Capital Gains for our shareholders

12 Scale of IRE Commitments We have committed R$1.4 billion of proprietary capital into our private market funds, diversified across all our segments Our commitments today are significant and well diversified, setting up a meaningful future earnings base IRE Commitments Highlights Target Gross IRR Capital Committed (R$ million) Product Strategy 10 - 15% 157 REITs Real Estate REITs Real Assets 17 - 22% 100 Vinci Climate Change Infrastructure Climate Change 15 - 20% 70 Vinci Fullwood Real Estate Logistics 17 - 22% 50 Vinci Água e Saneamento Infrastructure Water & Sewage 25 - 30% 150 SPS IV Opportunistic Capital Solutions Credit 12 - 17% 100 Vinci Credit Infra Infrastructure Credit 25 - 30% 350 VCP IV Capital Partners Private Equity 20 - 25% 50 VSP Strategic Partners Global IP&S R$1.4 bn 40% 28% 26% 4% 2% Real Assets Credit Private Equity Global IP&S Equities

Our Flagship Commitments: Driving Future IRE

These three flagship funds represent the bulk of Vinci Compass' proprietary investments, diversifying exposure across strategies and anchoring future IRE

	VCP IV	VICC	SPS IV
Fund Size[1]	R$**3.1** billion	R$**1.8** billion	R$**1.3** billion (currently being fundraised)
IRE Commitments	R$ **350** million capital committed; **41**% capital called as of 4Q'25	R$ **100** million capital committed; **15**% capital called as of 4Q'25	R$ **150** million capital committed; **22**% capital called as of 4Q'25
Key Portfolio Highlights	Investment Period: until Dec/2027; Target Return: 25-30% Gross IRR	Investment Period: until Mar/2028; Target Return: 17-22% Gross IRR	Investment Period: until Feb/2029; Target Return: 25-30% Gross IRR
	Private equity strategy diversified across **consumer, financials, tech, business services**, and **healthcare**.	Climate & infrastructure strategy focused on **renewables** and **essential services**.	**Opportunistic capital solutions** strategy, investing in **legal claims** and **tech-enabled** credit platforms.
	~40% of capital already **committed** across three flagship assets, early value creation underway through growth and governance initiatives.	Fund in **early J-curve stage:** capital deployed, no distributions yet, value creation expected as projects reach COD and pipeline matures.	Fund in **early J-curve stage:** recently launched, 8% of capital called, **3 initial investments** deployed.
	Strong **pipeline** with **50+ opportunities**, including 7 in **advanced stages**.	Robust **R$1.3bn pipeline** across **solar, storage, and water concessions.**	Robust pipeline **supported by high rates** driving demand for alternative financing, especially in **corporate lending** and **secondary credit.**
Portfolio Investments:	arklok; Outback; AGV	MIRA Energia; Two DG solar projects operating; more under construction via Mira Energia platform	bzr.group; Federal Credit Claims; Private Claim

Together these funds represent R$600 million in IRE commitments, already generating FRE uplift and positioned to deliver capital gains and performance fees as vintages mature

See notes and definitions at end of document

14 Notes: Vinci Compass’ estimates consider the lower range of the target net IRR from our proprietary capital commitments; ¹Con sid ers the share base as of September 2025. IRE: Embedded Earnings Potential R$ 1.4 billion 18 - 20% Gross Blended Target IRR Total commitments Our balance sheet holds significant capital gains from IRE that will impact our Distributable Earnings in the coming years R$100 million+ Expected Realized IRE Annual Run Rate Contribution ~R$ 1.60 per share¹ or We expect to reach normalized IRE figures between 2028 - 2031 Timing

15 2025 - 2028 Targets at a Glance ~19% CAGR ~25% CAGR Full Year 2025 Full Year 2028 Target R$ 950 mm R$ 288 mm 30% Fee Related Revenues Fee Related Earnings (FRE) FRE margin ~R$ 1.6 bn ~R$ 600 mm 38% R$ 100 billion Fundraising Target from 2H’25 through 2028 ~8 p.p.

16 As of December 31, 2025 Use of Capital Since IPO 18 - 20% R$100 million+ between 2028 - 2031 IRE Commitments Capital Returned to Shareholders M&As Gross Blended Target IRR Expected Realized IRE Annual Run Rate Contribution R$413.2 m illion Cash used R$1.0 b illion Total Dividends distributed since IPO R$345.7 million 14.9 million 8.6x Buybacks R$1.4 billion 13.0x Total IRE Commitment New shares issued Average Post Tax Price/FRE¹ Fundraising Leverage

17 Business Units Deep Dive

Global Investment Products and Solutions (Global IP&S)

R$271 billion in AUM[1]

Providing access to a network of world-class GPs and top-tier asset managers, we deliver bespoke global and local investment solutions, granting unparalleled access to opportunities worldwide.



Fee Related Revenues² Breakdown
by Country (Asset Allocation)
Global
Brazil
Mexico
Chile
72%
17%
7%
4%
Fee Related Revenues Breakdown
by Product Type
TPD³ Liquid
TPD Alternative
Global Solutions
Multi-strategy
Fund Services
Separate Mandate
Advisory & Execution
Pension Plans
27%
25%
19%
8%
7%
6%
5%
3%
AUM Breakdown
by Client Profile
R$271 bn
AUM
63%
21%
16%
Institutional
HNWI
Intermediaries

Notes: [1]Assets under management and advisory as of December 2025; [2]Fee Related Revenues as of FY'25; [3]TPD stands for Third Party Distribution.

VINCI COMPASS

18

Credit

R$36 billion in AUM

Hard currency	Local currency							
Liquid Credit		Private Credit						
High Grade & High Yield	High Grade & High Yield	Opportunistic Capital Solutions	Structured Credit & Confirming	Infrastructure Credit	Diversified Private Credit	High Grade & High Yield	Agribusiness	Real Estate Credit
R$9.0 bn	R$12.2 bn	R$3.6 bn	R$3.0 bn	R$3.0 bn	R$1.7 bn	R$1.8 bn	R$0.9 bn	R$0.8 bn

Diversified credit platform with local and hard currency strategies

AUM Breakdown
by Geography (Asset Allocation)


42%
24%
14%
9%
7%
4%
Brazil
LatAm
Mexico
Argentina
Peru
Chile

AUM Breakdown
by Client Profile


52%
32%
14%
2%
Institutional
Intermediaries
HNWI
Public market vehicles

65+ Portfolio Managers and Analysts

19

Notes: As of December 2025

VINCI COMPASS

20 66% 23% 12% AUM Breakdown by Client Profile Institutional HNWI Intermediaries R $ 15 billion in AUM¹ Private Equity 2.2x Gross MOIC² 64.5% Gross IRR² R$15.4 bn AUM &UHDWHGE\&KDQXWLV,QGXVWULHV IURPWKH1RXQ3URMHFW &UHDWHGE\'LQRVRIW/DEV IURPWKH1RXQ3URMHFW VIR VCP Impact guidelines Investment Company Size Influence Sustainability guidelines as risk mitigators drivers of long - term value creation Primarily Cash Ins with flexibility for Cash Outs Upper Middle Market to Large Companies Control and co - control Cash In SMEs (small - to - medium enterprises) Minority with co - control Generates impact at the core of the business and supports SME companies with limited access to capital and know - how 20+ 1.6x Gross MOIC² 21.3% Gross IRR² year track record Buyout Growth Turnaround Minority Growth VCP Strategy Notes: ¹As of December 2025; ²Gross IRR and Gross MOIC in Brazilian Reais, as of September 30, 2025. Turnaround VIR Strategy Minority Growth Equity Check R$300 - 500 mm R$50 - 150 mm

Equities

R$15 billion in AUM

Strategies Overview

Leverage the region's advantages without the idiosyncratic risks of each country

By capitalizing on country specific expertise and targeting assets often overlooked by regional investors, we unlock opportunities in niche markets with fewer participants

Multi-Country Equity

LatAm R$0.2 bn

Global R$0.4 bn

- Long Only

Country-Specific Equity

Brazil R$10.6 bn

- Long Only
- Dividends
- Small Caps
- Long Biased
- Others

Chile R$3.3 bn

- Long Only
- Small Caps

Mexico R$0.4 bn

- Long Only

Argentina R$0.4 bn

- Long Only
- Small Caps

80%

of our combined investor base consists of Institutional Investors

AUM Breakdown by Client Profile



R$15.3 bn
AUM
80%
12%
8%
Institutional
Intermediaries
HNWI

20+ Portfolio Managers and Analysts

21

Notes: As of December 2025.

VINCI COMPASS

Real Assets

R$15 billion in AUM

Infrastructure
R$6.8 bn

- Focus on the key infrastructure themes in Brazil: **Energy, Transportation and Water & Sewage**
- Six structured funds and one perpetual listed vehicle
- Our **Article 9 compliant Climate Change Fund, VICC,** concluded fundraising in 2025

38
Companies/Assets

Real Estate
R$6.7 bn

- Investments in **major real estate sectors**
- Seven **Listed REITs** in the Brazilian Stock Market
- **Opportunistic Development** Strategy with closed-end funds in **Brazil**

560,000+
investors

Forestry
R$2.0 bn

- Strategy includes **Greenfield and Brownfield** projects with **Eucalyptus, Pine and Native Forests in Brazil**
- Three vintages raised since 2009; the **fourth fund, Article 9 compliant, is currently being raised**
- Carbon credits offer a significant return potential on top of traditional forestry revenues

~150,000 ha
Total Planted Area in Brazil

~80%
of our AUM
is in vehicles with 10+ years lock-ups



AUM Breakdown
by Client Profile
R$15.5 bn
AUM
51%
38%
7%
4%
Institutional
Public Market Vehicles
HNWI
Intermediaries

22

Notes: As of December 2025.

VINCI COMPASS

Corporate Advisory

Senior team with multisectoral experience

M&A

- Total or Partial Purchases and Sales of Companies
- Joint Ventures and Company Mergers
- Board of Directors' Advisory
- Fairness Opinion and Valuation Report Elaboration

R$161 bn+
in **M&A** transactions

Fund Raising

- Issuing of New Shares (Capitalizations)
- Issuing of Debt Titles (Convertible or Not)
- Issuing of Titles with Incentivized Coverage
- Special Situations Transactions

R$60 bn+
in **FR** transactions

Capital Markets

- Initial Public Offering (IPO) Advisory
- Follow-On Advisory
- Issuing of Distributable Titles Advisory

R$40 bn+
in **CM** transactions

Corporate Advisory's Pillars

Union of values and vision
No conflicts of interest
Long-term vision
Vision of Growth
Execution of excellence
Trustworthy relationship

Sectors

Consumer & Retail
Oil & Distribution
Health
Real Estate
Financial Services
Logistics & Transportation
Technology
Energy & Mining
Others

~85%
of clients re-engage

23

Notes: As of December 2025.

VINCI COMPASS

24 Acquisition of Verde Asset Management

25 Strategic acquisition to scale performance, distribution and profitability Transaction adds immediate scale to our multi - strategy funds and Pension Plan strategies within Global IP&S, by bringing R$16 bn in AuM with attractive ROAs to our AUM mix, reinforcing earnings quality and deepening the share of discretionary mandates in Global IP&S Immediate Scale & AuM Mix Upgrade 01 02 Verde is one of the most recognized brands in the asset management space in Brazil. We are partnering with one of the most respectable and sought - out teams for multi - strategy funds in the region, complementing an important asset - gap across our multi - strategy allocation product offerings , bringing outstanding track record and a stellar management team Outstanding Reputation & Recognized Brand Notes: As of December 2025. Building the Region’s Leader in Global & Local Asset Allocation

26 Significant opportunity to leverage growth by combining Vinci Compass’ distribution network across LatAm countries ex - Brazil to distribute Global Multi - strategy funds Unlock Distribution Across LatAm 03 04 Opportunity to develop new products combining origination and presence in the alternatives markets from Vinci Compass with Verde’s brand power across HNWI and intermediaries' channels Combining forces to create new strategies Strategic acquisition to scale performance, distribution and profitability Building the Region’s Leader in Global & Local Asset Allocation

27 Verde executives and senior management will continue in their current roles, preserving independent investment and risk - management governance over managed funds. Luis Stuhlberger will join Vinci Compass as a partner , alongside main executives from Verde. Shares received as part of the Transaction will be subject to lockups with partial releases over a period of five years Management Team Alignment & Retention 05 06 Transaction was structured in two phases, with Vinci Compass acquiring 100% of Verde in five years, and follows a "Price - to - Fee Related Revenues" multiple, thus protected against AuM oscillations . We expect the Transaction to be immediately accretive on a double - digit basis to FRE per share Transaction Structure Strategic acquisition to scale performance, distribution and profitability Building the Region’s Leader in Global & Local Asset Allocation

Verde Asset Management at a Glance

Leading Multi-strategy platform in Brazil with a widely recognized brand and outstanding track record

R$16bn
in assets under management

- Verde's team has been working together for more than 25 years, tracing its origins to 1997, with the launch of the Verde fund, one of the largest and oldest multi-strategy funds in Brazil
- Verde has been known as a pioneer in the launch of several investment strategies in Brazil
- Received the "Best Multi-strategy Fund of the Decade" award from InfoMoney in 2020
- 280+ media mentions in 2025, underscoring Verde's highly recognized brand

54
professionals



44%
27%
18%
2%
2%
1%
6%
Brazil Multi-strategy
Global Multi-strategy
Pension Plans
Global Equities
Credit
Brazil Equities
Other

28

Notes: As of December 2025

VINCI COMPASS

29 Financial Highlights

30 0.17 Quarterly Dividend US$ 14 bn Capital Formation & Appreciation 4Q’25 R$ Fourth Quarter & Full Year 2025 Highlights Vinci Compass completed the acquisition of 50.1% stake in Verde Asset Management , contributing with approximately R$16 billion in AuM R$14 billion of capital formation and appreciation in the 4Q’25 and R$42 billion in the FY’25 , with highlights to Global IP&S, Credit and Real Assets segments New R$2.8 billion SMA in Real Assets, to invest in Infrastructure assets in Latin America See notes and definitions at end of document 288 mm FRE FY’25 + 16 % YoY R$ R$ 4.52 per share¹ 292 mm Adj. DE FY’25 + 22 % YoY R$ R$ 4.58 per share² Investment Related Earnings (IRE) of R$45.1 million , following portfolios markups in Private Equity and appreciation in listed REITs 45 mn Investment Related Earnings 4Q’25 R$

Fourth Quarter and Full Year 2025 Segment Earnings

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	Δ YoY(%)	FY'24	FY'25	Δ YoY(%)
Net revenue from management fees	170,193	201,539	219,730	29%	487,532	812,367	67%
Net revenue from advisory fees	40,328	25,384	15,444	(62)%	68,134	91,901	35%
Other revenues	7,925	11,404	11,819	49%	7,925	45,429	473%
Total Fee Related Revenues	**218,446**	**238,327**	**246,993**	**13%**	**563,591**	**949,697**	**69%**
Segment personnel expenses	(14,895)	(18,135)	(21,981)	48%	(38,027)	(80,923)	113%
Other G&A expenses	(14,728)	(14,185)	(16,200)	10%	(32,868)	(63,239)	92%
Placement Fee Amortization and Rebates	(14,393)	(19,461)	(20,527)	43%	(15,887)	(78,795)	396%
Corporate center expenses	(64,006)	(73,083)	(75,796)	18%	(135,660)	(305,015)	125%
Bonus compensation related to management and advisory	(31,397)	(36,407)	(32,064)	2%	(92,753)	(133,342)	44%
Total Fee Related Expenses	**(139,418)**	**(161,271)**	**(166,569)**	**19%**	**(315,194)**	**(661,316)**	**110%**
FEE RELATED EARNINGS (FRE)	**79,028**	**77,056**	**80,424**	**2%**	**248,397**	**288,381**	**16%**
FRE Margin (%)	*36.2%*	*32.3%*	*32.6%*		*44.1%*	*30.4%*	
FRE per share[1] (R$/share)	*1.23*	*1.22*	*1.23*	*(0)%*	*4.42*	*4.52*	*2%*
Net revenue from performance fees	27,412	2,986	13,301	(51)%	37,188	27,706	(25)%
Performance based compensation	(10,930)	(1,282)	(8,409)	(23)%	(15,349)	(14,724)	(4)%
PERFORMANCE RELATED EARNINGS (PRE)	**16,482**	**1,704**	**4,892**	**(70)%**	**21,840**	**12,983**	**(41)%**
PRE Margin (%)	*60.1%*	*57.1%*	*36.8%*		*58.7%*	*46.9%*	
(+) Realized GP investment income	4,111	4,362	6,082	48%	25,435	28,305	11%
(+) Unrealized GP investment income	(208)	686	39,042	N/A	(10,382)	36,937	N/A
INVESTMENT RELATED EARNINGS (IRE)	**3,903**	**5,048**	**45,124**	**1,056%**	**15,053**	**65,242**	**333%**
(-) Unrealized performance fees	9,454	–	–	N/A	12,937	8,711	(33)%
(+) Unrealized performance compensation	74	–	–	N/A	(1,159)	(3,083)	166%
(-) Unrealized GP investment income	208	(686)	(39,042)	N/A	10,382	(36,937)	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**109,150**	**83,122**	**91,398**	**(16)%**	**307,451**	**335,297**	**9%**
Segment DE Margin (%)	*42.1%*	*33.8%*	*34.3%*		*48.1%*	*33.1%*	
(+) Depreciation and amortization	2,636	3,761	2,616	(1)%	8,672	12,517	44%
(+) Realized financial income	10,308	14,878	12,024	17%	49,269	63,129	28%
(-) Leasing expenses	(2,072)	(3,373)	(4,516)	118%	(8,295)	(15,369)	85%
(-) Other items[2]	(30,198)	(9,984)	(2,196)	(93)%	(63,809)	(46,942)	(26)%
(-) Non-operational expenses[3]	(39,827)	(133)	(4,877)	(88)%	(56,562)	(5,883)	(90)%
(-) Income taxes (excluding related to unrealized fees and income)	(14,610)	(15,312)	(14,894)	2%	(52,868)	(52,820)	(0)%
(-) Minority Interest[4]	–	–	(2,720)	N/A	–	(2,720)	N/A
DISTRIBUTABLE EARNINGS (DE)	**35,386**	**72,959**	**76,835**	**117%**	**183,857**	**287,209**	**56%**
DE Margin (%)	*13.1%*	*28.0%*	*27.6%*		*26.7%*	*26.7%*	
DE per share (R$/share)[1]	*0.55*	*1.15*	*1.17*	*113%*	*3.35*	*4.50*	*34%*
(+) Non-operational expenses (including Income Tax effect)	38,560	133	4,453	(88)%	55,199	5,236	(91)%
ADJUSTED DISTRIBUTABLE EARNINGS[5]	**73,946**	**73,092**	**81,288**	**10%**	**239,056**	**292,445**	**22%**
Adjusted DE Margin (%)	*27.4%*	*28.1%*	*29.2%*		*34.7%*	*27.1%*	
Adjusted DE per share[1] (R$/share)	*1.15*	*1.16*	*1.24*	*8%*	*4.26*	*4.58*	*7%*

See notes and definitions at end of document

VINCI COMPASS

31

32 57% 19% 25% (1)% Capital Formation & Appreciation 4Q'25 Global IP&S Credit Real Assets Equities Private Equity 255 241 271 29 33 36 17 16 15 14 15 15 12 12 15 327 316 354 4Q'24 3Q'25 4Q'25 Global IP&S Credit Private Equity Equities Real Assets Total Assets Under Management and Advisory AuM 4Q’25 vs 3Q’25 vs. 4Q’24 (R$bn) • Total assets under management and advisory (AuM¹) of R$354.1 billion, up 8% year - over - year and 12% quarter - over - quarter • AuM growth in the quarter was pushed mainly by the acquisition of Verde, capital formation across Global IP&S, Real Assets and Credit, and overall portfolio appreciation • Vinci Compass signed an SMA of R$2.8 billion in capital commitments in our Infrastructure strategy, which will start contributing to FEAUM as capital is deployed R$14.1 billion See notes and definitions at end of document

Additional Capital Detail

- Total performance fee eligible AUM (PEAUM) of R$45.8 billion in the 4Q'25
- Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch-Up[1], Preferred Return[2] and Hurdle[3]

- Gross accrued performance fees of R$254.7 million in the 4Q'25
- The VCP strategy in Private Equity accounted for R$197.1 million in accrued performance fees, or 77% of total accrued performance fees

Performance Eligible AUM



R$46 bn
26%
22%
19%
18%
15%

Gross Accrued Performance Fees



Private Equity
Credit
Equities
Global IP&S
Real Assets
R$255 mm
79%
17%
4%
1%

Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$1.7 million as of the end of the fourth quarter of 2025 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$201.9 million, Credit funds of R$42.3 million, Real Assets funds of R$7.7 million, and Global IP&S of R$0.9 million, as of the end of the fourth quarter of 2025, have not been booked as unrealized performance fees in the company's balance sheet.

VINCI COMPASS

Fee Related Revenues

Management fees were R$219.7 million in the 4Q'25, up 29% year-over-year. The increase was driven by the Compass, Lacan and Verde transactions on the inorganic side and organic growth, especially in the Credit segment

Advisory fees totaled R$15.4 million, down 62% year-over-year. Upfront fees charged by Third Party Distribution Alternative business vary based on the timing of commitments, with most commitments signed earlier in 2025. In addition, revenues from the Corporate Advisory segment declined due to slower deal activity

Fee Related Revenues grew 69% YoY to R$949.7 million in the FY'25, supported by a full year of Compass and Lacan, continued fundraising momentum across different countries and Verde acquisition in the 4Q'25



Fee Related Revenues 4Q'25 vs. 4Q'24
(R$mm)
+13%
218
8
40
170
247
12
15
220
4Q'24
4Q'25
Management fees
Advisory fees
Other revenues



Fee Related Revenues 4Q'25 YTD vs. 4Q'24 YTD
(R$mm)
+69%
564
8
68
488
950
45
92
812
FY'24
FY'25
Management fees
Advisory fees
Other revenues

34

Financial Metrics

4Q'25 overview

Fee Related Earnings (FRE)	Performance Related Earnings (PRE)	Investment Related Earnings (IRE)
of R$80.4 million and R$1.23/share	of R$4.9 million and R$0.07/share	of R$45.1 million and R$0.69/share

- FRE growth partially offset by catch-up fees from Private Equity segment in the 4Q'24. Excluding this effect, FRE grew by 26% driven primarily by fundraising across Credit and Global IP&S and acquisitions made in the period
- Performance fees normalized after a strong 4Q'24, which included one-off contributions from opportunistic funds in Argentina and Peru. In the 4Q'25, revenues came from Global IP&S, Credit, and Equities
- Positive yearly portfolio markups in our Private Equity IRE commitments combined with appreciation in our Listed REITs accounted for the increase in unrealized IRE

Fee Related Earnings (FRE)
(R$mm)


36%
33%
+2%
79
80
1.23
1.23
4Q'24
4Q'25
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)


60%
37%
(70)%
16
5
4Q'24
4Q'25
% PRE margin

Investment Related Earnings (IRE)
(R$mm)


+1,056%
4
4
45
39
6
4Q'24
4Q'25
Realized GP Investment Income[1]
Unrealized GP Investment Income

VINCI COMPASS

35

Financial Metrics

Full Year 2025 overview

Fee Related Earnings (FRE)
of R$288.4 million and R$4.52/share

- FRE in the FY'25 benefited from a full year of Compass and Lacan contributions, supported by strong fundraising throughout the year, as well as Verde acquisition in the 4Q'25

Performance Related Earnings (PRE)
of R$13.0 million and R$0.20/share

- FY'24 PRE was driven by FIP Infra Transmissão in the 2Q'24, in addition to the one-off strong contributions in the 4Q'24, while FY'25 PRE was concentrated in Global IP&S, Credit and Equities

Investment Related Earnings (IRE)
of R$65.2 million and R$1.00/share

- FY'25 includes the realization of FIP Infra Transmissão during the 2Q'25 and mark-ups in closed-end funds drove the rise in unrealized GP investment income



Fee Related Earnings (FRE)
(R$mm)
44%
30%
+16%
248
288
4.42
4.52
FY'24
FY'25
FRE per share
% FRE margin



Performance Related Earnings (PRE)
(R$mm)
59%
47%
(41)%
22
13
FY'24
FY'25
% PRE margin



Investment Related Earnings (IRE)
(R$mm)
+333%
15
65
25
(10)
37
28
FY'24
FY'25
Realized GP Investment Income
Unrealized GP Investment Income

36

VINCI COMPASS

Adjusted Distributable Earnings (Adj. DE)

Adj. DE for the 4Q'25 grew 10% YoY, supported by higher Management Fees and Other Revenues, partially offset by lower Performance and Advisory fees in the quarter. Higher realized financial income and realized IRE, together with cost synergies throughout 2025, also supported the quarter's Adjusted Distributable Earnings

Adj. DE in the FY'25 reflects the combined effect of acquisitions, capital formation and realized GP investment income within IRE

Adj. DE 4Q'25 vs. 4Q'24
(R$mm)


27%
+10%
29%
74
81
1.15
1.24
4Q'24
4Q'25
Adj. DE per share
% Adj. DE margin

Adj. DE FY'25 vs. FY'24
(R$mm)


35%
+22%
27%
239
292
4.26
4.58
FY'24
FY'25
Adj. DE per share
% Adj. DE margin

37

See notes and definitions at end of document

VINCI COMPASS

38 Balance Sheet Highlights & IRE Commitments 4Q'25 3Q'25 (IN R$ MILLIONS, UNLESS MENTIONED) 280.1 215.9 Cash and cash equivalents¹ 1,177.7 1,106.3 Net Investments 333.5 379.9 Liquid funds² 844.1 726.4 IRE Commitments³ (607.1) (535.3) Debt obligations 4 850.6 787.0 Net Cash and Investments 13.00 12.44 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$850.6 million in the 4Q’25, including cash and cash equivalents, investments in liquid funds, IRE Commitments and debt obligations R$ 844.1 mm 26% 21% 16% 16% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Committed R$1.4 billion 23% 21% 18% 17% 13% 5% 3% Fair Value of Investments - IRE Commitments

IRE Proprietary Fund Commitments

As of 4Q'25, Vinci Compass had R$1,430.0 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate

Total capital called of R$868.1 million, representing 60.7% of the total capital committed to proprietary funds as of December 31, 2025

Fair Value of Investments account for R$844.1 million

Fair Value of Investments
(R$ mm)



726.4
86.8
(0.5)
(5.9)
37.4
844.1
3Q'25
Capital Called
Principal Returned
Gross Capital Gain Returned
Appreciation
4Q'25

Per share **R$11.44** **R$12.90**

IRE Commitments Overview

Total Capital Committed	**R$1,430.0** million
Total Capital Called	**R$868.1** million
Accum. Capital Returned	**R$175.0** million
Fair Value of Investments	**R$844.1** million

39

See notes and definitions at end of document

VINCI COMPASS

40 Appendix – I Segment Summaries

41 25% 24% 22% 19% 6% 3% 22% 22% 22% 23% 7% 3% Private Equity Global IP&S Credit Real Assets Equities Corporate Advisory Financials by Segment Fee Related Earnings (FRE) FY’25 by Segment Segment Distributable Earnings (DE) FY’25 by Segment Fee Related Earnings (FRE) were R$288.4 million in the FY’25, with 25% of FRE coming from Private Equity, Global IP&S accounting for 24%, Credit with 22%, followed by Real Assets with 19%, Equities accounting for 6% and Corporate Advisory for 3% Segment Distributable Earnings (DE) were R$335.3 million in the FY’25, with 23% coming from Real Assets, followed by Private Equity, Global IP&S and Credit with 22%, Equities accounting for 7% and Corporate Advisory for 3% R$335 mm R$288 mm

Global Investment Products & Solutions (Global IP&S)

Fee Related Earnings (FRE) of R$69.1 million in the FY'25, up 139% YoY, driven mostly by the growth in management fees following the combination with Compass and the acquisition of Verde

Advisory fees of R$63.7 million in the FY'25, an increase of 235% year-over-year, from upfront fees[1] charged in TPD[2] Alternative strategy

Global IP&S AuM was R$271.5 billion in the 4Q'25, with R$14.5 billion from the acquisition of Verde, R$4.6 billion in net inflows and R$11.3 billion across appreciation and FX variation

(R$ THOUSANDS, UNLESS MENTIONED)	4Q'24	3Q'25	4Q'25	Δ YoY (%)	FY'24	FY'25	Δ YoY (%)
Net revenue from management fees	43,857	63,956	77,943	78%	101,945	267,214	162%
Net revenue from advisory fees	17,988	17,886	5,755	(68)%	19,045	63,714	235%
Other revenues	7,745	11,216	11,819	53%	7,745	44,869	479%
Total Fee Related Revenues	**69,590**	**93,058**	**95,516**	**37%**	**128,737**	**375,797**	**192%**
Segment personnel expenses	(4,036)	(5,265)	(7,467)	85%	(10,798)	(24,871)	130%
Other G&A expenses	(6,330)	(7,759)	(9,238)	46%	(14,867)	(32,423)	118%
Placement Fee Amortization and Rebates	(6,633)	(9,964)	(10,669)	61%	(6,633)	(39,755)	499%
Corporate center expenses	(32,747)	(38,349)	(38,451)	17%	(46,068)	(158,817)	245%
Bonus compensation related to management and advisory	(5,729)	(16,101)	(9,703)	69%	(21,397)	(50,821)	138%
Total Fee Related Expenses	**(55,474)**	**(77,438)**	**(75,528)**	**36%**	**(99,762)**	**(306,687)**	**207%**
FEE RELATED EARNINGS (FRE)	**14,116**	**15,620**	**19,988**	**42%**	**28,974**	**69,110**	**139%**
FRE Margin (%)	*20.3%*	*16.8%*	*20.9%*		*22.5%*	*18.4%*	
Net revenue from performance fees	14,636	211	6,856	(53)%	15,006	8,897	(41)%
Realized performance fees	*14,636*	*211*	*6,856*	*(53)%*	*15,006*	*8,897*	*(41)%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(4,619)	(60)	(4,454)	(4)%	(4,838)	(5,342)	10%
PERFORMANCE RELATED EARNINGS (PRE)	**10,017**	**151**	**2,402**	**(76)%**	**10,169**	**3,555**	**(65)%**
PRE Margin (%)	*68.4%*	*71.6%*	*35.0%*		*67.8%*	*40.0%*	
(+) Realized GP investment income	9	–	272	2,860%	493	964	96%
(+) Unrealized GP investment income	2,057	565	586	(72)%	5,499	462	(92)%
INVESTMENT RELATED EARNINGS (IRE)	**2,067**	**565**	**858**	**(58)%**	**5,993**	**1,426**	**(76)%**
(-) Unrealized GP investment income	(2,057)	(565)	(586)	(72)%	(5,499)	(462)	(92)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**24,142**	**15,771**	**22,662**	**(6)%**	**39,637**	**73,630**	**86%**
Segment DE Margin (%)	*28.7%*	*16.9%*	*22.1%*		*27.5%*	*19.1%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	254,004	239,978	270,156	6%	254,004	270,156	6%
AVERAGE FEE RATE (%)	0.20%	0.13%	0.15%		0.25%	0.13%	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	193,984	191,957	220,403	14%	193,984	220,403	14%
AVERAGE FEE RATE (%) EX-UPFRONTS	0.20%	0.16%	0.18%		0.25%	0.17%	


Global IP&S AuM
Breakdown by Strategy
Fund Services 1%
Pension Plans 1%
Advisory & Execution 3%
Global Solutions 7%
Multi-strategy 12%
R$271 bn AuM
TPD Liquid 47%
TPD Alternative 28%

42
See notes and definitions at end of document

VINCI COMPASS

Credit

Fee related earnings (FRE) in the 4Q'25 posted a 202% increase year-over-year, driven by Compass business combination, strong fundraising, capital deployment and portfolio appreciation across different strategies and countries

Our one-stop-shop credit platform is accelerating both local-to-local and cross-border, delivering R$3.2 billion in organic and inorganic capital formation and appreciation during the 4Q'25

Total AuM of R$36 billion, up 25% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	4Q'24	3Q'25	4Q'25	Δ YoY (%)	FY'24	FY'25	Δ YoY (%)
Net revenue from management fees	38,923	60,464	63,846	64%	83,489	231,647	177%
Net revenue from advisory fees	25	–	2,384	9,556%	305	2,384	682%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**38,947**	**60,464**	**66,230**	**70%**	**83,792**	**234,031**	**179%**
Segment personnel expenses	(4,970)	(6,195)	(7,503)	51%	(9,494)	(27,477)	189%
Other G&A expenses	(2,790)	(2,968)	(3,034)	9%	(5,103)	(11,753)	130%
Placement Fee Amortization and Rebates	(5,616)	(7,744)	(7,977)	42%	(5,616)	(31,310)	457%
Corporate center expenses	(13,147)	(16,200)	(18,481)	41%	(23,324)	(69,011)	196%
Bonus compensation related to management and advisory	(5,285)	(6,798)	(7,671)	45%	(14,430)	(30,682)	113%
Total Fee Related Expenses	**(31,808)**	**(39,905)**	**(44,666)**	**40%**	**(57,967)**	**(170,234)**	**194%**
FEE RELATED EARNINGS (FRE)	7,139	20,559	21,565	202%	25,826	63,797	147%
FRE Margin (%)	*18.3%*	*34.0%*	*32.6%*		*30.8%*	*27.3%*	
Net revenue from performance fees	4,980	362	4,710	(5)%	8,403	9,594	14%
Realized performance fees	*4,980*	*362*	*4,710*	*(5)%*	*8,403*	*9,594*	*14%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(1,848)	(152)	(2,647)	43%	(3,365)	(4,760)	41%
PERFORMANCE RELATED EARNINGS (PRE)	3,132	210	2,063	(34)%	5,040	4,833	(4)%
PRE Margin (%)	*62.9%*	*57.9%*	*43.8%*		*60.0%*	*50.4%*	
(+) Realized GP investment income	1,548	1,647	1,672	8%	7,177	6,612	(8)%
(+) Unrealized GP investment income	(8,970)	642	2,549	N/A	(7,851)	11,927	N/A
INVESTMENT RELATED EARNINGS (IRE)	(7,422)	2,289	4,221	N/A	(674)	18,538	N/A
(-) Unrealized GP investment income	8,970	(642)	(2,549)	N/A	7,851	(11,927)	N/A
(-) Unrealized performance fees	–	–	–	–	–	–	N/A
(+) Unrealized performance compensation	–	–	–	–	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	11,819	22,416	25,300	114%	38,044	75,242	98%
Segment DE Margin (%)	*26.0%*	*35.9%*	*34.8%*		*38.3%*	*30.1%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	28,540	32,445	35,870	26%	28,540	35,870	26%
AVERAGE FEE RATE (%)	0.80%	0.80%	0.76%		0.83%	0.77%	

Credit AuM
Breakdown by Strategy



R$36 bn
AuM
Local Currency High Grade & High Yield
39%
Hard Currency High Grade & High Yield
25%
Real Estate & Infrastructure Credit
10%
Opportunistic Capital Solutions
10%
Structured Credit & Confirming
8%
Diversified Private Credit
5%
Agribusiness
3%

VINCI COMPASS

43

Private Equity

Fee Related Earnings (FRE) of R$16.8 million in the quarter. Excluding the non-recurring catch-up fees recognized in VCP IV in the 4Q'24, FRE would have grown 2% year-over-year

VCP team continues sourcing new investment opportunities for Fund IV and pursuing exits across Funds II and III, as VIR team concentrates on structuring the next impact investing vintage, VIR V

Unrealized GP investment income of R$18.5 million, mostly from the IRE commitment in VCP IV. Portfolio companies from Fund IV have already started to appreciate, posting positive year-end markups

(R$ THOUSANDS, UNLESS MENTIONED)	4Q'24	3Q'25	4Q'25	Δ YoY (%)	FY'24	FY'25	Δ YoY (%)
Net revenue from management fees	45,711	31,087	30,395	(34)%	146,647	123,486	(16)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**45,711**	**31,087**	**30,395**	**(34)%**	**146,647**	**123,486**	**(16)%**
Segment personnel expenses	(1,194)	(1,276)	(1,246)	4%	(4,493)	(4,868)	8%
Other G&A expenses	(873)	(703)	(617)	(29)%	(3,222)	(3,511)	9%
Placement fee amortization and rebates	(952)	(359)	(358)	(62)%	(1,870)	(1,447)	(23)%
Corporate center expenses	(6,645)	(6,023)	(6,122)	(8)%	(25,632)	(24,695)	(4)%
Bonus compensation related to management and advisory	(6,884)	(3,743)	(5,298)	(23)%	(18,010)	(16,174)	(10)%
Total Fee Related Expenses	**(16,547)**	**(12,104)**	**(13,640)**	**(18)%**	**(53,227)**	**(50,694)**	**(5)%**
FEE RELATED EARNINGS (FRE)	29,164	18,983	16,754	(43)%	93,421	72,792	(22)%
FRE Margin (%)	*63.8%*	*61.1%*	*55.1%*		*63.7%*	*58.9%*	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	*N/A*	–	–	*N/A*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	–	–	–	N/A	–	–	N/A
PRE Margin(%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
(+) Realized GP investment income	–	61	147	N/A	31	1,900	6,030%
(+) Unrealized GP investment income	794	(1,943)	18,493	2,229%	8,734	5,008	(43)%
INVESTMENT RELATED EARNINGS (IRE)	794	(1,882)	18,641	2,247%	8,765	6,908	(21)%
(-) Unrealized GP investment income	(794)	1,943	(18,493)	2,229%	(8,734)	(5,008)	(43)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	29,164	19,044	16,902	(42)%	93,452	74,693	(20)%
Segment DE Margin (%)	*63.8%*	*61.1%*	*55.3%*		*63.7%*	*59.6%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	13,471	12,607	12,541	(7)%	13,471	12,541	(7)%
AVERAGE FEE RATE (%)	1.47%	1.05%	1.03%		1.27%	1.02%	



Private Equity AuM
Breakdown by Flagship
R$15 bn
AuM
VCP III
54%
VCP IV
20%
VCP II
15%
VIR IV
7%
Other
4%

44

VINCI COMPASS

45 Brazil 69% Chile 22% Argentina 3% Global 3% Mexico 2% LatAm 1% Equities AuM Breakdown by Strategy Equities R$15 bn AuM Fee Related Earnings of R$4.6 million in the 4Q’25, up 19% YoY, supported by an increase of 19% in management fees following the business combination with Compass Realized performance fees grew year - over - year to R$1.7 million in the 4Q’25, driven by the positive performance of stock markets. A highlight was our funds in Chile, with two funds achieving top - quartile rankings ∆ YoY (%) FY'25 FY'24 ∆ YoY (%) 4Q'25 3Q'25 4Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 27% 73,830 58,268 19% 19,252 17,098 16,150 Net revenue from management fees (100)% – 948 (100)% – – 948 Net revenue from advisory fees N/A – – N.A – – – Other revenues 25% 73,830 59,216 13% 19,252 17,098 17,098 Total Fee Related Revenues 120% (9,100) (4,138) 32% (2,200) (1,662) (1,671) Segment personnel expenses 111% (6,744) (3,199) (6)% (1,776) (1,349) (1,892) Other G&A expenses 445% (5,445) (998) 31% (1,305) (1,187) (998) Placement fee amortization and rebates 45% (21,972) (15,132) (4)% (5,350) (4,931) (5,600) Corporate center expenses 26% (11,917) (9,433) 31% (3,983) (2,771) (3,040) Bonus compensation related to management and advisory 68% (55,178) (32,900) 11% (14,614) (11,900) (13,201) Total Fee Related Expenses (29)% 18,652 26,317 19% 4,638 5,197 3,898 FEE RELATED EARNINGS (FRE) 25.3% 44.4% 24.1% 30.4% 22.8% FRE Margin (%) 62% 9,175 5,667 328,097% 1,697 2,412 1 Net revenue from performance fees 62% 9,175 5,667 328,097% 1,697 2,412 1 Realized performance fees N/A – – N/A – – – Unrealized performance fees 80% (4,566) (2,544) N/A (1,285) (1,069) 0 Performance based compensation 48% 4,609 3,121 45521% 412 1,343 1 PERFORMANCE RELATED EARNINGS (PRE) 50.2% 55.1% 24.3% 55.7% 174.5% PRE Margin (%) N/A 1,180 – N/A 1,180 – – (+) Realized GP investment income N/A 4,847 (4,684) (88)% (229) 1,285 (1,925) (+) Unrealized GP investment income N/A 6,026 (4,684) N/A 951 1,285 (1,925) INVESTMENT RELATED EARNINGS (IRE) N/A (4,847) 4,684 (88)% 229 (1,285) 1,925 ( - ) Unrealized GP investment income N/A – – N/A – – – ( - ) Unrealized performance fees N/A – – N/A – – – (+) Unrealized performance compensation (17)% 24,441 29,437 60% 6,229 6,540 3,898 SEGMENT DISTRIBUTABLE EARNINGS 29.0% 45.4% 29.7% 33.5% 22.8% Segment DE Margin (%) 10% 15,240 13,815 10% 15,240 14,494 13,815 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 0.52% 0.60% 0.54% 0.48% 0.61% AVERAGE FEE RATE (%) Realized GP investment income of R$1.2 million in the 4Q’25, following the realization of a proprietary investment in one of Vinci Compass’ Brazilian funds

46 Infrastructure 44% Real Estate 43% Forestry 13% Real Assets AuM Breakdown by Strategy Real Assets Total AuM of R$15 billion, up 32% year - over - year R$15 bn AuM Fee Related Earnings of R$55.5 million in the FY’25, up 7% year - over - year, driven by higher Fee Related Revenues, including the catch - up fees from VICC’s final closing in the 2Q’25 and acquisition of Lacan in the 4Q’24. In the 4Q’25, Real Assets posted R$3.6 billion in capital formation and appreciation, including R$2.8 billion of committed capital from an institutional investor via an Infrastructure SMA. As capital is deployed, the SMA will be activated as Fee - Earning AuM ∆ YoY (%) FY'25 FY'24 ∆ YoY (%) 4Q'25 3Q'25 4Q'24 (R$ THOUSANDS, UNLESS MENTIONED) 20% 116,189 97,183 11% 28,294 28,934 25,552 Net revenue from management fees 0% 4,957 4,939 (76)% 468 2,167 1,976 Net revenue from advisory fees 212% 561 180 (100)% – 188 180 Other revenues 19% 121,707 102,302 4% 28,762 31,288 27,709 Total Fee Related Revenues 75% (11,818) (6,738) 17% (2,834) (2,944) (2,421) Segment personnel expenses 40% (8,151) (5,836) (49)% (1,389) (1,312) (2,732) Other G&A expenses 9% (838) (768) 14% (218) (207) (192) Placement Fee Amortization and Rebates 27% (26,700) (21,102) 30% (6,540) (6,518) (5,049) Corporate center expenses 17% (18,694) (15,932) (2)% (4,367) (5,415) (4,460) Bonus compensation related to management and advisory 31% (66,201) (50,378) 3% (15,348) (16,396) (14,855) Total Fee Related Expenses 7% 55,505 51,923 4% 13,414 14,892 12,854 FEE RELATED EARNINGS (FRE) 45.6% 50.8% 46.6% 47.6% 46.4% FRE Margin (%) (99)% 41 8,111 (100)% 39 1 7,794 Net revenue from performance fees (58)% 8,752 21,048 (100)% 39 1 17,248 Realized performance fees (33)% (8,711) (12,936) N/A – – (9,453) Unrealized performance fees (99)% (55) (4,602) (100)% (22) (1) (4,463) Performance based compensation N/A (14) 3,509 (100)% 16 1 3,331 PERFORMANCE RELATED EARNINGS (PRE) (33.5)% 43.3% 42.5% 55.8% 42.7% PRE Margin (%) (0)% 17,649 17,734 10% 2,811 2,654 2,554 (+) Realized GP investment income N/A 14,693 (12,080) 125% 17,642 137 7,835 (+) Unrealized GP investment income 472% 32,342 5,654 97% 20,453 2,791 10,390 INVESTMENT RELATED EARNINGS (IRE) N/A (14,693) 12,080 125% (17,642) (137) (7,835) ( - ) Unrealized GP investment income (33)% 8,711 12,937 (100)% – – 9,454 ( - ) Unrealized performance fees 166% (3,083) (1,159) (100)% – – 74 (+) Unrealized performance compensation (7)% 78,769 84,943 (43)% 16,241 17,547 28,268 SEGMENT DISTRIBUTABLE EARNINGS 53.2% 60.2% 51.4% 51.7% 59.5% Segment DE Margin (%) 10% 12,684 11,567 10% 12,684 11,976 11,567 FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions ) 1.02% 0.95% 0.99% 1.01% 1.01% AVERAGE FEE RATE (%)

Corporate Advisory

Fee Related Earnings (FRE) and Segment Distributable Earnings totaled R$8.5 million in the FY'25

In an environment of high-interest rates and electoral uncertainties, M&A and debt structuring activity has been more subdued. Against this backdrop, Corporate Advisory team is working on an extensive pipeline of opportunities

(R$ THOUSANDS, UNLESS MENTIONED)	4Q'24	3Q'25	4Q'25	ΔYoY (%)	FY'24	FY'25	ΔYoY (%)
Net revenue from management fees	-	-	-	N/A	-	-	N/A
Net revenue from advisory fees	19,390	5,332	6,837	(65)%	42,896	20,846	(51)%
Other revenues	-	-	-	N/A	-	-	N/A
Total Fee Related Revenues	**19,390**	**5,332**	**6,837**	**(65)%**	**42,896**	**20,846**	**(51)%**
Segment personnel expenses	(604)	(793)	(731)	21%	(2,367)	(2,789)	18%
Other G&A expenses	(111)	(94)	(147)	33%	(641)	(659)	3%
Placement Fee Amortization and Rebates	-	-	-	N/A	-	-	N/A
Corporate center expenses	(818)	(1,063)	(853)	4%	(4,401)	(3,820)	(13)%
Bonus compensation related to management and advisory	(5,999)	(1,578)	(1,042)	(83)%	(13,550)	(5,054)	(63)%
Total Fee Related Expenses	**(7,532)**	**(3,528)**	**(2,773)**	**(63)%**	**(20,959)**	**(12,321)**	**(41)%**
FEE RELATED EARNINGS (FRE)	11,858	1,804	4,064	(66)%	21,937	8,525	(61)%
FRE Margin (%)	61.2%	33.8%	59.4%		51.1%	40.9%	
SEGMENT DISTRIBUTABLE EARNINGS	11,858	1,804	4,064	(66)%	21,937	8,525	(61)%
Segment DE Margin (%)	61.2%	33.8%	59.4%		51.1%	40.9%	

47

VINCI COMPASS

48 Appendix – II Financial Statements

Financials - Income Statement

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	Δ YoY (%)	FY'24	FY'25	Δ YoY (%)
REVENUES							
Net revenue from management fees	170,193	201,539	219,730	29%	487,532	812,367	67%
Net revenue from performance fees	27,412	2,986	13,301	(51)%	37,188	27,706	(25)%
Realized performance fees	*36,867*	*2,986*	*13,301*	*(64)%*	*50,126*	*36,418*	*(27)%*
Unrealized performance fees	*(9,454)*	*–*	*–*	*N/A*	*(12,937)*	*(8,711)*	*(33)%*
Net revenue from advisory	40,328	25,384	15,444	(62)%	68,134	91,901	35%
Other revenues	7,925	11,404	11,819	49%	7,925	45,429	473%
Total net revenues from services rendered	**245,858**	**241,313**	**260,294**	**6%**	**600,779**	**977,403**	**63%**
OPERATING EXPENSES							
Bonus related to management and advisory	(31,397)	(36,407)	(32,064)	2%	(92,753)	(133,342)	44%
Performance based compensation	(10,930)	(1,282)	(8,409)	(23)%	(15,349)	(14,724)	(4)%
Realized	*(10,855)*	*(1,282)*	*(8,409)*	*(23)%*	*(16,507)*	*(17,807)*	*8%*
Unrealized	*(74)*	*–*	*–*	*N/A*	*1,159*	*3,083*	*166%*
Total compensation and benefits	**(42,327)**	**(37,689)**	**(40,474)**	**(4)%**	**(108,102)**	**(148,067)**	**37%**
Segment personnel expenses	(14,895)	(18,135)	(21,981)	48%	(38,026)	(80,923)	113%
Other general and administrative expenses	(14,728)	(14,185)	(16,200)	10%	(32,868)	(63,239)	92%
Placement fee amortization and rebates	(14,393)	(19,461)	(20,527)	43%	(15,887)	(78,795)	396%
Corporate center expenses	(64,006)	(73,083)	(75,796)	18%	(135,660)	(305,015)	125%
Total expenses	**(150,348)**	**(162,553)**	**(174,978)**	**16%**	**(330,542)**	**(676,039)**	**105%**
Operating profit	**95,510**	**78,760**	**85,316**	**(11)%**	**270,237**	**301,364**	**12%**
OTHER GP AND FINANCIAL INCOME AND EXPENSES							
Investment Related Earnings (IRE)	3,903	5,048	45,124	1,056%	15,053	65,242	333%
Realized gain from GP investment income	*4,111*	*4,362*	*6,082*	*48%*	*25,435*	*28,305*	*11%*
Unrealized gain from GP investment income	*(208)*	*686*	*39,042*	*N/A*	*(10,382)*	*36,937*	*N/A*
Financial income	10,308	14,878	12,024	17%	49,269	63,129	28%
Realized gain from financial income	*10,308*	*14,878*	*12,024*	*17%*	*49,269*	*63,129*	*28%*
Unrealized gain from financial income	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Leasing expenses	(2,072)	(3,373)	(4,516)	118%	(8,295)	(15,369)	85%
Other items[1]	(46,636)	(25,839)	(66,408)	42%	(81,381)	(101,870)	25%
Equity gain (loss)	(1,500)	3,609	1,521	N/A	(1,500)	(1,067)	(29)%
Equity-based compensation	(6,524)	(8,101)	(9,814)	50%	(22,479)	(29,912)	33%
Management contract amortization[2]	(2,392)	(3,692)	(3,566)	49%	(2,392)	(13,599)	469%
Non-operational expenses[3]	(39,827)	(133)	(4,877)	(88)%	(56,562)	(5,883)	(90)%
Total Other Items	**(84,740)**	**(17,603)**	**(30,512)**	**(64)%**	**(108,287)**	**(39,329)**	**(64)%**
Profit before income taxes	**10,770**	**61,157**	**54,804**	**409%**	**161,950**	**262,034**	**62%**
(-) Income taxes[4]	(10,221)	(12,598)	(6,770)	(34)%	(45,977)	(42,740)	(7)%
NET INCOME	**549**	**48,559**	**48,034**	**8,649%**	**115,973**	**219,294**	**89%**
(+) Non-operational expenses (including Income Tax effect)	38,560	133	4,453	(88)%	55,199	5,236	(91)%
(-) Contingent consideration adjustment related to acquisitions[5]	12,487	10,753	33,603	169%	14,712	25,364	72%
(+) OCI adjustment[6]	–	–	20,449	N/A	–	20,449	N/A
ADJUSTED NET INCOME	**51,596**	**59,445**	**106,539**	**106%**	**185,884**	**270,344**	**45%**
Attributable to the shareholders of the parent company	52,266	60,132	104,627	100%	188,113	270,550	44%
Attributable to non-controlling interests	(670)	(687)	1,912	N/A	(2,229)	(206)	(91)%

49

See notes and definitions at end of document

VINCI COMPASS

50 Financials - Non - GAAP Reconciliation FY'25 FY'24 4Q'25 3Q'25 4Q'24 (R$ thousands, unless mentioned) 301,364 270,237 85,316 78,760 95,510 OPERATING PROFIT (36,418) (50,126) (13,301) (2,986) (36,867) ( - ) Net revenue from realized performance fees 8,711 12,937 – – 9,454 ( - ) Net revenue from unrealized performance fees 14,724 15,349 8,409 1,282 10,930 (+) Compensation allocated in relation to performance fees 288,381 248,397 80,424 77,056 79,028 FEE RELATED EARNINGS (FRE) 301,364 270,237 85,316 78,760 95,510 OPERATING PROFIT (812,367) (487,532) (219,730) (201,539) (170,193) ( - ) Net revenue from management fees (91,901) (68,134) (15,444) (25,384) (40,328) ( - ) Net revenue from advisory (45,429) (7,925) (11,819) (11,404) (7,925) ( - ) Other revenues 133,342 92,753 32,064 36,407 31,397 (+) Bonus related to management and advisory 80,923 38,026 21,981 18,135 14,895 (+) Personnel expenses 63,239 32,868 16,200 14,185 14,728 (+) Other general and administrative expenses 78,795 15,887 20,527 19,461 14,393 (+) Placement fee amortization and rebates 305,015 135,660 75,796 73,083 64,006 (+) Corporate center expenses 12,983 21,840 4,892 1,704 16,482 PERFORMANCE RELATED EARNINGS (PRE) 301,364 270,237 85,316 78,760 95,510 OPERATING PROFIT 8,711 12,937 – – 9,454 ( - ) Net revenue from unrealized performance fees (3,083) (1,159) – – 74 (+) Compensation allocated in relation to unrealized performance fees 28,305 25,435 6,082 4,362 4,111 (+) Realized gain from GP investment income 335,297 307,451 91,398 83,122 109,150 SEGMENT DISTRIBUTABLE EARNINGS 219,294 115,973 48,034 48,559 549 NET INCOME 8,711 12,937 – – 9,454 ( - ) Net revenue from unrealized performance fees (1,004) (377) – – 24 (+) Income tax from unrealized performance fees (3,083) (1,159) – – 74 (+) Compensation allocated in relation to unrealized performance fees (36,937) 10,382 (39,042) (686) 208 ( - ) Unrealized gain from GP investment income (1,514) (397) 271 193 127 (+) Income tax on unrealized gain from GP investment income – 0 – – – ( - ) Unrealized gain from financial income – – – – – (+) Income tax on unrealized gain from financial income 32,258 19,915 41,338 13,398 16,544 ( - ) Contingent consideration (earn - out) gain (loss)¹ (6,894) (5,203) (7,735) (2,645) (4,057) (+) Income tax on contingent consideration 26,116 11,064 6,182 7,453 5,028 (+) Depreciation and amortization 27,251 20,136 9,814 8,101 6,418 (+) Equity - based compensation (668) (914) (660) (262) (483) ( - ) Income Taxes on Equity - based compensation 1,067 1,500 (1,521) (3,609) 1,500 (+) Equity gain (loss) 4,882 – 2,425 2,457 – (+) Dividends received 5,236 55,199 4,453 133 38,560 (+) Non - operational expenses including income tax related to realized expense² 20,449 – 20,449 – – (+) OCI Adjustment³ (2,720) – (2,720) – – ( - ) Minority Interest 292,445 239,056 81,288 73,092 73,946 ADJUSTED DISTRIBUTABLE EARNINGS 977,403 600,779 260,294 241,313 245,858 TOTAL NET REVENUE FROM SERVICES RENDERED (36,418) (50,126) (13,301) (2,986) (36,867) ( - ) Net revenue from realized performance fees 8,711 12,937 – – 9,454 ( - ) Net revenue from unrealized performance fees 949,697 563,592 246,993 238,327 218,446 NET REVENUE FROM MANAGEMENT FEES AND ADVISORY See notes and definitions at end of document

51 Balance Sheet 12/31/2025 9/30/2025 Assets Current assets 280,091 215,934 Cash and cash equivalents 121,498 103,176 Cash and bank deposits 153,729 96,994 Financial instruments at fair value through profit or loss 4,864 15,764 Financial instruments at amortized cost 1,534,471 1,449,485 Financial instruments at fair value through profit or loss 214,706 197,409 Trade receivables - - Sub - leases receivable 20,010 14,062 Taxes recoverable 70,168 53,575 Other assets 2,119,446 1,930,465 Total current assets Non - current assets 151,615 134,809 Financial instruments at fair value through profit or loss 6,141 5,866 Financial instruments at amortized cost 17,518 14,923 Trade receivables - 3,500 Sub - leases receivable 1,225 3,478 Taxes recoverable 47,393 33,104 Deferred taxes 38,315 44,261 Other receivables 262,207 239,941 65,796 59,636 Investments accounted for using the equity method 43,999 - Judicial deposits 74,095 67,368 Property and equipment 141,226 127,911 Right of use - Leases 1,326,216 1,050,534 Intangible assets 1,913,539 1,545,390 Total non - current assets 4,032,985 3,475,855 Total Assets 12/31/2025 9/30/2025 Liabilities and equity Current liabilities 13,369 9,081 Trade payables – 11,217 Financial instruments at fair value through profit or loss – 15,002 Deferred Revenue 33,307 28,882 Leases 38,101 38,024 Accounts payable 199,422 128,508 Labor and social security obligations 93,862 32,384 Loans and Financing 35,047 26,054 Taxes and contributions payable 413,108 289,152 Total current liabilities Non - current liabilities 6 – Accounts payable 126,877 114,521 Leases 9,221 6,693 Labor and social security obligations 872,770 705,900 Loans and Financing 4,641 3,300 Deferred taxes 44,446 – Provision for contingencies 508,416 478,007 Retirement plans liabilities 1,566,377 1,308,421 1,979,485 1,597,573 Total liabilities Equity 19 18 Share capital 2,236,406 2,094,601 Additional paid - in capital (306,608) (306,608) Treasury shares 91,974 98,952 Retained Earnings (43,013) (6,198) Other reserves 1,978,778 1,880,765 74,722 (2,483) Non - controlling interests in the equity of subsidiaries 2,053,500 1,878,282 Total equity 4,032,985 3,475,855 Total liabilities and equity

52 Supplemental Details

53 11 % accretion in FRE per share for the combined company Ann. 1H’25 PF² Unit 320 304 16 R$ bn AuM 1,014 929 85 R$ mm Net Fee Related Revenues¹ 305 262 44 R$ mm FRE¹ 30% 28% 51% % FRE Margin¹ 4.60 4.14 - (R$/share) FRE per Share¹ 298 276 22 R$ mm Adj. Distributable Earnings¹ 4.48 4.36 - (R$/share) Adj. DE per share¹ Immediate +2 p.p. on FRE Margin Notes: ¹Considers 50.1% stake in Verde Asset Management; ²Proforma results for Verde represent annualized estimates post - transac tion. Unlocking Immediate Growth and Profitability with Verde Asset Management

AuM[1] Rollforward

For the Three Months Ended December 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**241,217**	**32,882**	**15,548**	**14,542**	**12,071**	**316,259**
(+/-) Capital Subscription / (capital return)	–	(157)	(57)	–	2,742	2,528
(+) Capital Subscription	–	*174*	–	–	*2,932*	*3,106*
(-) Capital Return	–	*(331)*	*(57)*	–	*(190)*	*(578)*
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / Outflow	*4,559*	*2,049*	–	*(1,295)*	*(4)*	*5,309*
(+/-) FX Variation	*7,706*	*748*	*75*	*118*	*41*	*8,688*
(+/-) Appreciation / (depreciation)	*3,552*	*428*	*(175)*	*1,301*	*626*	*5,731*
Ending balance	**271,492**	**36,464**	**15,390**	**15,286**	**15,476**	**354,108**

For the Twelve Months Ended December 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**255,403**	**29,213**	**16,760**	**13,883**	**11,702**	**326,961**
(+/-) Capital Subscription / (capital return)	(2)	1,044	(231)	–	2,224	3,036
(+) Capital Subscription	*0*	*1,766*	*16*	–	*3,221*	*5,003*
(-) Capital Return	*(2)*	*(722)*	*(247)*	–	*(997)*	*(1,968)*
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / Outflow	*7,094*	*5,338*	–	*(3,496)*	*(25)*	*8,911*
(+/-) FX Variation	*(24,920)*	*(2,106)*	*(335)*	*(554)*	*(132)*	*(28,047)*
(+/-) Appreciation / (depreciation)	*19,459*	*2,460*	*(805)*	*4,833*	*1,706*	*27,653*
Ending balance	**271,492**	**36,464**	**15,390**	**15,286**	**15,476**	**354,108**

54

See notes and definitions at end of document

VINCI COMPASS

Fee-Earning AuM[1] Rollforward

For the Three Months Ended December 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**239,978**	**32,445**	**12,607**	**14,494**	**11,976**	**311,499**
(+/-) Capital Subscription / (capital return)	–	(157)	(57)	–	68	(146)
(+) Capital Subscription	–	*174*	–	–	*259*	*433*
(-) Capital Return	–	*(331)*	*(57)*	–	*(190)*	*(578)*
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / Outflow	4,508	1,778	–	(1,293)	(4)	4,989
(+/-) FX Variation	7,686	735	75	118	41	8,654
(+/-) Appreciation / (depreciation)	3,526	553	(84)	1,300	603	5,900
Ending balance	**270,156**	**35,870**	**12,541**	**15,240**	**12,684**	**346,490**

For the Twelve Months Ended December 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**254,004**	**28,540**	**13,471**	**13,815**	**11,567**	**321,397**
(+/-) Capital Subscription / (capital return)	(2)	1,034	(212)	–	(420)	400
(+) Capital Subscription	–	*1,756*	*14*	–	*548*	*2,318*
(-) Capital Return	*(2)*	*(722)*	*(227)*	–	*(968)*	*(1,918)*
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / Outflow	7,038	5,114	–	(3,458)	(25)	8,669
(+/-) FX Variation	(24,861)	(2,056)	(335)	(550)	(132)	(27,934)
(+/-) Appreciation / (depreciation)	19,519	2,723	(384)	4,812	1,694	28,365
Ending balance	**270,156**	**35,870**	**12,541**	**15,240**	**12,684**	**346,490**

55

See notes and definitions at end of document

VINCI COMPASS

Investment records – Credit and Equities Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	4Q'25	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Total Return[2]	Equities	280.2	4.5%	35.9%	35.9%	20.6%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy[3]	Equities	896.3	5.1%	34.0%	34.0%	14.9%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	335.9	8.0%	33.9%	33.9%	19.6%	IBOV	IBOV
Compass CRECE+	Equities	179.9	4.1%	35.8%	35.8%	31.7%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	398.8	69.2%	18.2%	18.2%	215.7%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,944.3	15.6%	67.7%	67.7%	83.6%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	678.0	3.3%	12.8%	12.8%	15.5%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	491.9	3.0%	13.9%	13.9%	17.8%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	295.6	3.9%	14.5%	14.5%	24.2%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	5,585.3	1.2%	9.6%	9.6%	18.2%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	2,020.3	1.5%	7.2%	7.2%	19.3%	CEMBI Broad Div HY	N/A
Compass HLIQG	Credit	2,996.4	1.9%	9.1%	9.1%	21.6%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	996.9	3.5%	15.3%	15.3%	28.9%	CDI	N/A
Compass Yield 30	Credit	1,905.5	3.7%	14.8%	14.8%	29.5%	CDI	CDI
Compass Deuda Plus	Credit	310.3	1.2%	8.2%	8.2%	19.5%	N/A	N/A
Compass Renta Fija-B	Credit	764.7	0.7%	5.3%	5.3%	9.1%	CEMBI Broad Div	N/A

Benchmark	4Q'25	YTD	12 M	24 M
IPCA[4] + Yield IMA-B[5]	2.7%	12.5%	12.5%	25.5%
IBOV[6]	10.2%	34.0%	34.0%	20.1%
S&P/BMV IPC[7]	3.5%	35.1%	35.1%	20.1%
S&P MERVAL[8]	72.1%	20.4%	20.4%	226.6%
CDI[9]	3.6%	14.3%	14.3%	26.7%
IPCA	0.6%	4.3%	4.3%	9.3%
CEMBI Broad Div[10]	1.3%	9.0%	9.0%	18.4%
CEMBI Broad Div HY[11]	1.6%	8.5%	8.5%	21.1%
PIP Cetes 28D[12]	2.1%	8.9%	8.9%	21.3%

56

See notes and definitions at end of document

Investment records – Global IP&S and Real Assets Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	4Q'25	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Multiestratégia FIM	Global IP&S	43.5	3.3%	12.7%	12.7%	22.4%	CDI	CDI
Atlas Strategy	Global IP&S	154.0	2.9%	10.4%	10.4%	20.3%	CDI	CDI
Vinci Valorem FIM	Global IP&S	736.7	3.2%	11.3%	11.3%	19.7%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	649.7	2.8%	8.8%	8.8%	16.2%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	88.7	3.2%	8.2%	8.2%	15.8%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	3,143.5	0.8%	23.4%	23.4%	(11.8)%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,492.2	14.9%	47.3%	47.3%	20.4%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	418.2	3.0%	16.8%	16.8%	(15.6)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	166.5	12.7%	20.1%	20.1%	0.7%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	128.3	4.9%	26.8%	26.8%	(12.3)%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	393.7	0.5%	3.8%	3.8%	5.0%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	45.3	5.3%	17.8%	17.8%	-	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	390.4	20.3%	54.4%	54.4%	(41.7)%	N/A	N/A

Benchmark	4Q'25	YTD	12 M	24 M
CDI[2]	3.6%	14.3%	14.3%	26.7%
IMA-B[3]	3.1%	11.7%	11.7%	18.5%
IPCA[4]	0.6%	4.3%	4.3%	9.3%
IFIX[5]	5.2%	21.1%	21.1%	14.0%

57

See notes and definitions at end of document

VINCI COMPASS

Investment records – Closed End funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	103	5,234	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,087	1,892	1,971	3,863	1.9x	1.0x	8.2%	(0.2%)
VCP III	Private Equity	2018	4,000	2,563	302	5,245	5,547	2.2x	2.1x	22.3%	24.0%
VCP IV	Private Equity	2022	3,879	1,193	–	1,380	1,380	1.1x	1.1x	54.6%	53.6%
VCP Strategy[2]	Private Equity		11,494	7,049	7,324	8,699	16,023	2.2x	1.8x	64.5%	67.3%
NE Empreendedor[3]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	232	81	313	2.3x	1.8x	20.3%	13.6%
VIR IV	Private Equity	2020	1,000	734	175	848	1,023	1.3x	1.5x	21.2%	22.9%
VIR Strategy[4]	Private Equity		1,276	881	433	930	1,362	1.6x	1.6x	21.3%	26.5%
SPS I	Credit	2018	128	205	355	22	377	2.6x	2.1x	25.6%	19.1%
SPS II	Credit	2020	671	1,063	1,146	568	1,715	2.3x	2.3x	22.4%	22.2%
SPS III	Credit	2021	1,071	1,708	872	1,506	2,377	2.7x	2.7x	24.4%	22.0%
SPS IV	Credit	2025	1,329	235	6	240	246	1.2x	1.2x	23.5%	24.9%
SPS Strategy[5]	Credit		3,199	3,212	2,379	2,336	4,715	2.6x	2.5x	23.6%	21.6%
MAV I	Credit	2022	165	165	169	75	245	1.5x	1.5x	19.1%	20.0%
MAV II	Credit	2023	205	205	55	205	260	1.3x	1.4x	19.2%	13.0%
MAV III	Credit	2025	220	96	10	146	156	NM	NM	NM	NM
MAV Strategy[6]	Credit		590	467	235	426	661	1.4x	1.4x	19.1%	16.2%
Lacan Florestal I	Real Assets	2012	253	253	255	322	577	2.3x	1.2x	11.0%	2.7%
Lacan Florestal II	Real Assets	2016	356	356	125	589	714	2.0x	1.5x	11.6%	6.2%
Lacan Florestal III	Real Assets	2020	502	415	–	551	551	1.3x	1.2x	10.2%	7.2%
Lacan Florestal IV	Real Assets	2023	221	216	–	232	232	1.1x	1.1x	11.3%	11.4%
Lacan Strategy[7]	Real Assets		1,331	1,240	380	1,695	2,075	1.7x	1.3x	12.6%	6.2%
FIP Transmissão[8]	Real Assets	2017	211	104	367	9	376	3.6x	2.7x	55.6%	40.4%
VIAS[9]	Real Assets	2021	386	350	–	512	512	1.5x	1.4x	15.8%	13.3%
VICC[10]	Real Assets	2022	1,784	151	–	167	167	1.1x	1.2x	NM	NM
VFDL[11]	Real Assets	2021	422	341	16	401	417	1.2x	1.2x	10.2%	7.6%
Vinci Credit Infra[12]	Credit	2022	1,848	1,352	85	497	581	1.2x	1.2x	NM	NM

58

See notes and definitions at end of document

VINCI COMPASS

Shareholder Dividends & Share Summary

Vinci Compass generated R$1.24 or US$0.24 of Adjusted Distributable Earnings per common share for the 4Q'25. The company declared a quarterly dividend of US$0.17[2] per common share to record holders as of March 19, 2026; payable on April 2, 2026

($ in thousands)	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25
Adjusted Distributable Earnings (R$)	49,605	58,401	57,104	73,946	62,306	75,759	73,092	81,288
Adjusted Distributable Earnings (US$)[1]	9,801	10,331	9,872	12,804	11,027	13,964	13,645	15,605
Adjusted DE per Common Share (US$)[2]	0.18	0.19	0.19	0.20	0.17	0.22	0.22	0.24
Actual Dividend per Common Share[3]	0.17	0.17	0.16	0.15	0.15	0.15	0.15	0.17

VINP Shares	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25	3Q'25	4Q'25
Shares Repurchased								
# of Shares	533,981	220,135	374,834	607,643	683,148	173,762	-	-
Average Cost (US$/share)	10.64	10.82	10.38	10.28	10.07	9.47	-	-
Capital Deployed (US$)	5,681,558	2,382,251	3,890,849	6,246,577	6,879,698	1,645,210	-	-
Class B	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239	14,466,239
Class A[4]	38,778,597	38,779,209	38,404,375	49,580,116	48,896,968	48,778,420	48,778,420	50,955,859
Common Shares	53,244,836	53,245,448	52,870,614	64,046,355	63,363,207	63,244,659	63,244,659	65,422,098

59

See notes and definitions at end of document

60 Notes to page 13 (1) As of December 2025 ; Fund size for VCP IV does not consider potential co - investments . Notes to page 30 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . (2) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . (3) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Notes to page 31 (1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . (2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses . (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) Minority interest comprises the portion of Verde Asset Management’s earnings attributable to the remaining 49 . 9 % non - controlling interest, following Vinci Compass’ acquisition of a controlling 50 . 1 % stake . As a result, Verde’s results are fully consolidated in Fee Related Earnings (FRE), and the non - controlling interest is deducted prior to arriving at Distributable Earnings (DE) and Adjusted Distributable Earnings (Adjusted DE) . (5) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . (6) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . (7) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . Notes to page 32 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 33 (1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . (2) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . (3) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . Notes and Definitions

61 Notes to page 38 (1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . (2) Liquid funds’ value are calculated as investment at fair value as of December 31 , 2025 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 4 Q’ 25 Financial Statements filed within the SEC on March 04 , 2026 . (3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of December 31 , 2025 . For more detail, please see the Financial Statements filed within the SEC on March 04 , 2026 . (4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . In addition to these debts, Vinci Compass also has obligations regarding earn - out structures and redemption liability from M&A transactions . For more detail, see 4 Q’ 25 Financial Statements filed within the SEC on March 04 , 2026 . (5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 42 (1) Upfront fees are one - time fees charged for TPD Alternative commitments . (2) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . (3) Other includes Pension Plans and Vinci Retirement Services . Notes to page 49 (1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to acquisitions and Ares Convertible Preferred Shares . (2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed (3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . (5) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . (6) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes and Definitions (cont’d)

62 Notes to page 50 (1) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . (2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . (3) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes to page 54 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 55 (1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 56 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . (3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . (4) IPCA is a broad consumer price index measured by the IBGE . (5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (6) Brazil stock market most relevant index . (7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . (8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . (9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . (11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . (12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes and Definitions (cont’d)

63 Notes to page 57 (1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . (2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . (3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . (4) IPCA is a broad consumer price index measured by the IBGE . (5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 58 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III . (2) Committed capital for VCP III and VCP IV consider amounts of co - investments . Returns, however, consider only the amounts invested to the main funds . Track record presented for the VCP strategy as of 3 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . (4) Track record for VIR strategy is presented as of 3 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (5) Track record for Vinci SPS strategy is presented as of 4 Q’ 25 . (6) Track record for MAV strategy is presented as of 4 Q’ 25 . (7) Track record for Lacan strategy is presented as of 4 Q’ 25 . (8) Track record for FIP Infra is presented as of 3 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (9) Track record for VIAS is presented as of 3 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (10) Total commitments for VICC are presented as of 3 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . (11) Track record for VFDL is presented as of 4 Q’ 25 . (12) Track record for Vinci Credit Infra is presented as of 4 Q’ 25 . Notes to page 59 (1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5 . 2091 , as of March 04 , 2026 , when dividends were approved by our Board of Directors . (2) Per Share calculations are based on end of period Participating Common Shares . (3) Actual dividends per common share are calculated considering the share count as of the applicable record date . (4) As of December 31 , 2025 , Public Float was comprised of 14 , 178 , 234 Class A common shares . Notes and Definitions (cont’d)

64 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

65 • “AUM” refers to assets under management and advisory . Our AUM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AUM to vary over time, independently of underlying asset or commitment changes . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AUM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

66 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

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